Filed pursuant to Rule 433(d)
Registration Statement No. 333-131136

Free Writing Prospectus dated December 13, 2006

$491,684,000 (Approximate)

Citigroup Mortgage Loan Trust 2006-HE3
Issuing Entity

Asset-Backed Pass-Through Certificates, Series 2006-HE3

Citigroup Mortgage Loan Trust Inc.
Depositor

Citigroup Global Markets Realty Corp.
Sponsor

Wells Fargo Bank, N.A.
JPMorgan Chase Bank, National Association
Ocwen Financial Corp.
Countrywide Home Loans Servicing LP
Servicers

Citibank, N.A.
Trust Administrator

The issuer has filed a registration statement (including a base prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the base prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the base prospectus if you request it by calling toll-free 1-877-858-5407.

This free writing prospectus is not required to contain all information that is required to be included in the base prospectus.

The information in this free writing prospectus is preliminary and is subject to completion or change.

The information in this free writing prospectus, if conveyed prior to the time of your commitment to purchase, supersedes information contained in any prior similar free writing prospectus relating to these securities.

This free writing prospectus is not an offer to sell or a solicitation of an offer to buy these securities in any state where such offer, solicitation or sale is not permitted.

This free writing prospectus is being delivered to you solely to provide you with information about the offering of the offered certificates referred to in this free writing prospectus and to solicit an indication of your interest in purchasing such offered certificates, when, as and if issued. Any such indication of interest will not constitute a contractual commitment by you to purchase any of the offered certificates.

You may withdraw your indication of interest at any time.

Following is the EPD reps that will be made to the deal.

For each of the following originators’ loans, Realty will make the reps below with respect to the specific originators’ loans in the deal.

With respect to the Quick Loan Funding loans per commitment letter dated 7/14 or 8/24:
In the event that (i) the first monthly payment of principal and interest to be made by the mortgagor after the Closing Date with respect to any Mortgage Loan is not paid by the date which is thirty (30) days after the related due date (the “EPD Period”) or (ii) any Mortgagor becomes the subject of any voluntary or involuntary bankruptcy proceeding during the EPD Period, Seller shall repurchase such Mortgage Loan within five (5) Business Days following (a) receipt of notice from the Purchaser of such payment default with respect to clause (i) and (b) discovery of such bankruptcy proceeding with respect to clause (ii).

With respect to the Quick Loan Funding loans per commitment letter dated 10/28:
In the event that the first monthly payment of principal and interest to be made by the mortgagor after the Settlement Date with respect to any Mortgage Loan is not paid by the date which is forty five (45) days after the related due date, Seller shall repurchase such Mortgage Loan.

With respect to the MortgageIT loans:
In the event that the first or second monthly payment of principal and interest to be made by the mortgagor after the Settlement Date with respect to any Mortgage Loan is not paid by the date which is forty five (45) days after the related due date, Seller shall repurchase such Mortgage.

With respect to the Meritage loans:
In the event that (i) the first monthly payment of principal and interest to be made by the mortgagor after the Settlement Date with respect to any Mortgage Loan is not paid by the date which is thirty (30) days after the related due date (the “EPD Period”) or (ii) any Mortgagor becomes the subject of any voluntary or involuntary bankruptcy proceeding during the EPD Period, Seller shall repurchase such Mortgage Loan within five (5) Business Days following (a) receipt of notice from the Purchaser of such payment default with respect to clause (i) and (b) discovery of such bankruptcy proceeding with respect to clause (ii).

For each of the following originators’ loans, the originators themselves will be the reps below with respect to the specific originators’ loans in the deal. This will be included in the ARAs between the originator and the Trust.

With respect to the New Century loans:
In addition, in the event that (i) the first Due Date for a Mortgage Loan is prior to the Cut-off Date (as defined in the Purchase Agreement) and the initial Monthly Payment is not made by the related Mortgagor within thirty (30) days of such Due Date or (ii) the first Monthly Payment on any Mortgage Loan due following the Cut-off Date is not made by the related Mortgagor within thirty (30) days of the related Due Date, then, in each such case, the Company shall repurchase the affected Mortgage Loans at the Repurchase Price (as defined in the Purchase Agreement), which shall be paid as provided for in Subsection 7.03 of the Purchase Agreement. The Assignor agrees to notify the Company within ninety (90) days following the date on which any Mortgage Loan to be repurchased hereunder becomes thirty (30) days delinquent of the occurrence of such default under this Section 6.

With respect to the Nat City loans:
In the event that the first or second monthly payment of principal and interest to be made by the mortgagor after the Settlement Date with respect to any Mortgage Loan is not paid by the due date, the Company shall repurchase such Mortgage Loan.